SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO._________)


                          JACKSONVILLE BANCORP, INC.
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                              (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 469248 10 8
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                               (CUSIP Number)


                              December 31, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [ ] Rule 13d-1(d)







                              Page 1 of 6 Pages







CUSIP NO. 469248 10 8                                         Page 2 of 6 Pages



-------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jacksonville Bancorp, Inc. Employee Stock Ownership Plan Trust

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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [ ]

                                                                  (b)    [ ]

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3.            SEC USE ONLY

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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas

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   NUMBER OF              5.    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - -
OWNED BY EACH             -----------------------------------------------------
  REPORTING               6.    SHARED VOTING POWER
 PERSON WITH
                                88,471
                          -----------------------------------------------------
                          7.    SOLE DISPOSITIVE POWER

                                - -
                          -----------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER

                                194,444
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              194,444

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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES
                                                                         [ ]

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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.9%

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12.           TYPE OF REPORTING PERSON

              EP

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CUSIP NO. 469248 10 8                                         Page 3 of 6 Pages



Item 1(a).    Name of Issuer:

              Jacksonville Bancorp, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Commerce and Neches Streets
              Jacksonville, Texas 75766

Item 2(a).    Name of Person Filing:

              Jacksonville Bancorp, Inc. Employee Stock Ownership Plan Trust

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              Jacksonville Bancorp, Inc.
              Commerce and Neches Streets
              Jacksonville, Texas 75766

Item 2(c).    Citizenship:

              Texas

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              469248 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

              (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).








CUSIP NO. 469248 10 8                                         Page 4 of 6 Pages



Item 4.   Ownership.

          (a)    Amount beneficially owned:

                 194,444

          (b)    Percent of class: 9.9%

          (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote              0
                                                            -------------------
          (ii)   Shared power to vote or to direct the vote       88,471 (1)
                                                            -------------------
          (iii)  Sole power to dispose or to direct the
                 disposition of                                        0
                                                            -------------------
          (iv)   Shared power to dispose or to direct the
                 disposition of                                  194,444
                                                            -------------------


     The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participants, former participants and their beneficiaries. The assets of the reporting person are held in a trust which is administered pursuant to an agreement with certain officers of Jacksonville Bancorp, Inc. who act as trustees ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the reporting person, as of December 31, 2000. As of December 31, 2000, 105,973 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 88,471 shares were held, unallocated, for allocation in subsequent years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustees, shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustees, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response

_____________________________

(1) This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would not be voted, unless the Plan Trustees determine that compliance with applicable law or compliance with their fiduciary duties requires the Plan Trustees to vote such shares.




CUSIP NO. 469248 10 8                                         Page 5 of 6 Pages



     to a tender offer but otherwise has no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer on the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Trustees, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.





CUSIP NO. 469248 10 8                                         Page 6 of 6 Pages



Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.


                                    JACKSONVILLE BANCORP, INC.
                                    EMPLOYEE STOCK OWNERSHIP PLAN TRUST




January 31, 2001                    By: /s/ Charles Broadway
                                        -------------------------------
                                        Charles Broadway, Trustee



January 31, 2001                    By: /s/ Jerry M. Chancellor
                                        -------------------------------
                                        Jerry M. Chancellor, Trustee


January 31, 2001                    By: /s/ Ray W. Beall
                                        -------------------------------
                                        Ray W. Beall, Trustee


January 31, 2001                    By: /s/ Dr. Joe Tollett
                                        -------------------------------
                                        Dr. Joe Tollett, Trustee